UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number 001-14536
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PartnerRe Ltd.

(Translation of registrant’s name into English)
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Wellesley House South, 90 Pitts Bay Road,
Pembroke HM08, Bermuda
(441) 292-0888
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

DOCUMENT FURNISHED AS PART OF THIS FORM 6-K

PEMBROKE, Bermuda, March 3, 2020 - PartnerRe Ltd. announced today that Mario Bonaccorso, Executive Vice President and Chief Financial Officer, who was set to retire from the Company on March 31, 2020, will remain with the Company as Executive Vice President until the Closing of the proposed sale of the Company to Covéa, which was announced today by EXOR. As announced on October 11, 2019, Mr. Bonaccorso will be succeeded as Chief Financial Officer by Nicolas Burnet from April 1, 2020.

The following press release of EXOR, furnished as an exhibit to this Form 6-K, is incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	EXOR Press release – dated March 3, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	EXOR Press release – dated March 3, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.
(Registrant)

Date:	March 3, 2020	By:	/s/ Lee Iannarone
Name: Lee Iannarone
Title: Associate General Counsel